

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 27, 2017

Mr. Colin Watts, Chief Executive Officer
Vitamin Shoppe, Inc.
300 Harmon Meadow Blvd.
Secaucus, New Jersey 07094

>   **Re: Vitamin Shoppe, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **Form 10-Q for Fiscal Period Ended July 1, 2017**
>   **Filed August 9, 2017**
>   **File No. 001-34507**

Dear Mr. Watts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements

Note 8. Credit Arrangements, page 74

1. We note your disclosure that your credit facility contains certain covenants which may restrict your ability to pay dividends and make certain other restricted payments. Please tell us how you considered the disclosure requirements of Rule 4-08(e) and Schedule I of Regulation S-X.

Form 10-Q for the Fiscal Period Ended July 1, 2017

Financial Statements

Note 3. Goodwill and Intangible Assets, page 10

2. We note from your disclosures that you recorded $164.3 million of impairment charges on the goodwill associated with your retail reporting unit during the quarter ended July 1, 2017. We also note your disclosure in Management's Discussion and Analysis on page 20 that after recognition of the goodwill impairment charges, the carrying value of the retail reporting unit is equal to its fair value and all remaining goodwill is allocated to your retail reporting unit. It appears that at July 1, 2017 based on the price of your common stock as of June 30, 2017, the net book value of your stockholders' equity exceeded your market capitalization by approximately $18.0 million. In order to help us understand how you determined the fair value of your retail reporting unit, please address the following comments related to your interim goodwill impairment test:

    • You indicate that you used a discounted cash flow analysis method (income approach) along with the market multiples method (market approach) which you used for additional validation of your fair value calculations. Please tell us whether you weighted both the income and market approaches in developing the fair value of your reporting unit. If so, tell us the relative weighting you used for each approach and how you determined such weighting was appropriate. Tell us whether there would have been any change in your impairment analysis had you solely used a market or income approach or had you changed the relative weighting.

    • Tell us the material assumptions you used in estimating future cash flows, including the discount rate. Ensure your response addresses how you determined each of the assumptions utilized was appropriate.

    • Describe for us the principal market and the market participants selected in your market approach. Indicate in your response the range of multiples by type of company and how you concluded the multiple used was the most applicable multiple to value your reporting unit. Tell us whether you made any adjustments to the multiple(s) selected for comparability.

    • Please provide us with a reconciliation of the fair value of your reporting units to your market capitalization. If applicable, provide support for any control premiums. Refer to ASC 350-20-35-22 and -23.

3. Please tell us what cautionary disclosures you provided regarding the potential for a material goodwill impairment charge in filings prior to this Form 10-Q, if any. To the extent prior disclosures were not provided, please explain why.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 23

4. We note your disclosure on page 34 in your December 31, 2016 Form 10-K that during Fiscal 2016 you performed a quantitative analysis of your retail and direct reporting units and determined that the fair values of those reporting units substantially exceeded their respective carrying values. We also note that during Fiscal 2017 due to your increased focus on customer centric initiatives and being an omni-channel, these former reportable segments were combined along with your disclosure herein that there have been no material changes in your critical accounting policies or estimates reported in your Fiscal 2016 Form 10-K. We further note that you recorded a goodwill impairment charge of $164.3 million during 2017 in your retail reporting unit as well as impairment of long-lived assets discussed on page 21, negative trends in your results of operations and continuing declines in the price of your common stock and market capitalization. Given that the carrying value of goodwill of your retail reporting unit is equal to its fair value and you have a significant amount of goodwill remaining on your balance sheet, please tell us how you considered disclosing:

- the key assumptions used in determining impairment losses,

- how the key assumptions were determined,

- a discussion of the degree of uncertainty associated with key assumptions, and

- a description of potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in additional impairment.

Any disclosures should be provided with a view toward ensuring that investors are provided with information that allows for an assessment of the probability of additional future material impairment charges If you believe these disclosures are not necessary, please tell us why in your response or consider disclosing this information in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products